

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 30, 2008

Mr. Brian C. Voegele
Senior Vice President and Chief Financial Officer
Pride International, Inc.
5847 San Felipe, Suite 3300
Houston, Texas 77057

   Re: Pride International, Inc.
      Form 10-K for Fiscal Year Ended December 31, 2007
      Filed February 29, 2008
      Schedule 14A
      Filed April 9, 2008
      File No. 1-13289

Dear Mr. Voegele:

   We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2007

Business, page 3

Rig Fleet, page 4

1. We note that your jack up rig, Pride Utah, is currently "cold stacked," and your
   decision to do so was made in September 2007. We also note the following:

   - This particular rig only has an 80 foot water-depth rating, which falls well
     below your next water-depth rating for your rigs of 200 feet;

   - There have been revisions to the operating rules in the Gulf of Mexico that
     reduce the effective working depth of rigs by requiring greater clearance
     between the platform and the water surface;

   - Market conditions in the Gulf of Mexico are relatively soft; and,

   - That you have decided that Pride Utah will not operate during 2008.

   In view of the factors identified above, tell us whether you have performed
   impairment testing for this rig as of or since the end of September 2007, and, if
   not, why you concluded impairment testing was not necessary. If you did test for
   impairment, please tell us the significant assumptions and results of your
   impairment testing. As part of your response, explain how the revenue
   assumptions underlying your impairment testing took into consideration the
   various factors identified above. Also, tell us the carrying value of Pride Utah as
   of December 31, 2007.

Financial Statements and Supplementary Data, page 49

Note 2 – Discontinued Operations, page 59

2. We note that you indemnified the purchaser of your Latin American Land and
   E&P Services segments for certain obligations that may arise or be incurred in the
   future by the purchaser with respect to the businesses disposed. You further state
   that it is probable that some of the liabilities will be settled with the purchaser in
   cash and, accordingly, you have included an $88.3 million liability within your
   estimated gain on disposal, based on your fair value estimates for the indemnities.

   Please provide us with:

- A detailed discussion of the facts and circumstances of the matters for which you provided indemnification;

- A detailed discussion of what consideration you gave to and how you applied the guidance of SFAS 5 with respect to the underlying matters for periods prior to the indemnification;

- The estimated maximum amount of possible exposure; and,

- A description of how you intend to report changes in the accrual in future periods.

Note 3 – Acquisitions, page 61

3. We note your discussion of deferred contract liabilities recorded in connection with various acquisitions. Please tell us the remaining balance of these liabilities as of December 31, 2007 and where these balances are reflected in your balance sheet. Additionally, tell us how you have considered disclosing these balances in your balance sheet or the notes to your financial statements.

Note 13 – Commitments and Contingencies, page 75

4. We note your disclosure of the FCPA investigation appears to be relatively unchanged from that which you disclosed in the prior year. Please provide us with:

- A description of all material developments or changes in the status of these matters between December 31, 2006 and February 29, 2008; and,

- An explanation of how any of those developments or changes are reflected in your current disclosure.

Note 14 – Segment and Geographic Information, page 77

5. We note the disclosure indicating that, following your disposition of the Latin America Land and E&P Services segments in August 2007, your operations consist of one reportable segment, Offshore Drilling Services. However, your disclosure is not clear as to whether your operations consist of more than one operating segment. In this regard, we note in your current disclosure that you gather and present information for your reportable segment by asset class. To help us understand your segment reporting, please tell us your operating segment(s) and explain how the identification of your operating segment(s) complies with the guidance of SFAS 131, pars. 10 through 15. To the extent you have more than one operating segment, explain why you believe your current reporting complies with SFAS 131. In this regard, explain why you believe

aggregation of your operating segments into a single reportable segment is appropriate. As part of your response, provide a reasonably detailed explanation of how you have considered the aggregation criteria of SFAS 131, par. 17. Additionally please tell us what consideration you gave to the disclosure requirements of paragraph 26(a) of SFAS 131.

Schedule 14A filed April 9, 2008

Annual Cash Incentive Compensation, page 13

6. We note that you believe that disclosure of your target for operating efficiency would result in competitive harm such that the information can be excluded under Instruction 4 to Item 402(b) of Regulation S-K. Please provide us, on a supplemental basis, a detailed explanation supporting your conclusion.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Donald F. Delaney, at (202) 551-3863, or Brad Skinner, at (202) 551-3489, if you have questions regarding comments on the financial statements and related matters. Please contact John Madison, at (202) 551-3296, or Mellissa Duru, at (202) 551-3757, with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director